UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
Form 11-K
_____________________________________________________________
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011
Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from             to
Commission File Number 1-32729
_____________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Potlatch Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Potlatch Corporation
601 West First Avenue, Suite 1600
Spokane, Washington 99201

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Schedule for

Potlatch Hourly 401(k) Plan

December 31, 2011 and 2010

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4-13
SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of assets (held at end of year)	14
SIGNATURES	15
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Potlatch Hourly 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Potlatch Hourly 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Spokane, Washington
June 19, 2012

Potlatch Hourly 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2011	2010
Participant directed investments at fair value
Registered investment company funds:
Vanguard Total International Stock Index Fund Institutional Class	$5,011,370	$—
Vanguard Institutional Index Fund	4,806,517	—
Vanguard Total Bond Market Index Fund Institutional Shares	3,287,854	—
Vanguard Extended Market Index Fund Institutional Shares	2,295,870	—
Dodge & Cox Stock Fund	1,743,037	2,349,116
Mainstay Large Cap Growth Fund	1,237,873	3,670,361
PIMCO Total Return Fund	1,198,676	1,346,872
Artisan Mid-Cap Fund Institutional	860,203	—
Artisan Mid-Cap Value Fund	544,144	1,198,996
Dodge & Cox International Fund	383,764	550,884
Timesquare Mid-Cap Growth Fund	300,729	777,129
TWC Small Cap Growth Class I	254,255	—
Artisan International Fund Institutional	147,400	—
Artisan Mid-Cap Fund	—	1,419,414
Morgan Stanley Small Company Growth Fund	—	676,603
Artisan International Fund	—	382,145
Vanguard Extended Market Index Fund	—	135,952
Vanguard Total Bond Market Index Fund	—	106,803
Vanguard International Index Fund	—	44,945
T. Rowe Price Emerging Market Stock Fund	15,005	—
T. Rowe Price Retirement Income Fund	2,623	9,050
T. Rowe Price Retirement 2005 Fund	—	13,440
T. Rowe Price Retirement 2010 Fund	226,701	386,980
T. Rowe Price Retirement 2015 Fund	528,031	1,273,208
T. Rowe Price Retirement 2020 Fund	745,661	1,422,702
T. Rowe Price Retirement 2025 Fund	290,950	736,071
T. Rowe Price Retirement 2030 Fund	293,749	526,243
T. Rowe Price Retirement 2035 Fund	101,742	340,007
T. Rowe Price Retirement 2040 Fund	56,522	129,441
T. Rowe Price Retirement 2045 Fund	109,853	77,085
T. Rowe Price Retirement 2050 Fund	132,251	90,345
T. Rowe Price Retirement 2055 Fund	57,452	34,949
Common and collective trusts:
Putnam Stable Value Fund	8,051,105	12,020,251
Putnam S&P 500 Index Fund	—	932,970
Common stock:
Potlatch Stock Fund	6,471,203	10,384,831
Total	39,154,540	41,036,793
Notes receivable from participants	1,512,617	1,874,220
Cash and cash equivalents	12,051	79
Employer contribution receivable	1,939	4,228
Assets available for benefits	40,681,147	42,915,320
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(265,661)	(650,750)
Net assets available for benefits	$40,415,486	$42,264,570
See accompanying notes.

Potlatch Hourly 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
Investment income:
Interest income	$357,041	$455,450
Dividend income	972,322	894,455
Net appreciation (depreciation) of fair value investments	(1,136,688)	2,555,389
Net investment income	192,675	3,905,294
Interest income on notes receivable from participants	65,920	79,018
Contributions:
Participant	1,310,750	1,199,229
Employer	566,243	410,996
Total contributions	1,876,993	1,610,225
Less distributions, fees, and transfers to other accounts:
Distributions to participating employees:
Cash	(3,928,737)	(4,812,394)
Market value of shares distributed in settlement of participants’ accounts	(26,919)	(290,572)
Loan and administrative fees	(44,973)	(23,027)
	(4,000,629)	(5,125,993)
Net increase (decrease) prior to transfers	(1,865,041)	468,544
Transfers of Plan assets from Potlatch Salaried 401(k) Plan	15,957	2,307
Net increase (decrease)	(1,849,084)	470,851
Net assets available for benefits:
Beginning of year	42,264,570	41,793,719
End of year	$40,415,486	$42,264,570
See accompanying notes.

Potlatch Hourly 401(k) Plan
Notes to Financial Statements

Note 1 - Description of Plan

The following description of the Potlatch Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor, administration, and spin-off - On December 16, 2008, Potlatch Forest Products Corporation was renamed Clearwater Paper Corporation (Clearwater Paper) and was spun-off from Potlatch Corporation as a publicly traded corporation. Accordingly, as of that date, the Potlatch Forest Products Corporation Savings Plan for hourly employees was renamed the Clearwater Paper Hourly 401(k) Plan (Clearwater Paper Plan) and Clearwater Paper assumed responsibility as the Plan sponsor.

Coincident with the spin-off, Potlatch Corporation (the Company) established this Plan, the Potlatch Hourly 401(k) Plan. Effective December 17, 2008 (the transfer date), the participant account balances and assets related to participating Potlatch hourly employees were transferred to the Plan.

The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions - Employees are eligible to participate in the Plan on the first day of the month following 90 days of service.

The Plan provides that each eligible hourly employee may elect a deferred contribution up to 25% of his or her monthly earnings on a pre-tax basis. The Company makes matching contributions to the Plan on behalf of each Plan participant equal to the matching rate (ranging from 50% of deferred contributions, not in excess of 5% for Warren Hourly Bargaining employees, to 70% of deferred contributions, not in excess of 6% for all other hourly employees) specified in the appendix applicable to the participant's unit. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

For employees hired after January 1, 2011, the Company makes a base contribution of 3% of their eligible compensation to their respective 401(k) plans. This new benefit vests on the same schedule as his or her employer matching account as described below.

Effective April 1, 2011, the Company increased the Company match to 70% of the first 6% of employee contributions, making the match consistent with the salaried employees. This represents an increase for all hourly employees except those represented employees in Warren, Arkansas.

Note 1 - Description of Plan (continued)

Eligibility and contributions (continued) - Regular status employees hired by the Company, with the exception of Warren Hourly Bargaining employees, are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

Investment options - Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan, including registered investment company funds, common and collective trusts, and the Potlatch Stock Fund. Participants with an investment in the Clearwater Paper Stock Fund as of the transfer date could maintain their balances but were not able to direct future contributions into the Clearwater Paper Stock Fund. On June 30, 2010, the Plan closed the Clearwater Paper Stock Fund. Unless otherwise directed, participant balances in the Clearwater Paper Stock Fund were transferred into T. Rowe Price age-appropriate Retirement Funds at that time. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participants' direction.

Note 1 - Description of Plan (continued)

Vesting and forfeitures - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

A participant's interest in his or her matching account becomes 100% vested if the Plan terminates, or if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates.

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year are credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. Forfeitures for the years ended December 31, 2011 and 2010, totaled $8,878 and $16,128, respectively. Forfeitures used for the years ended December 31, 2011 and 2010, totaled $15,561 and $9,807, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant's account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2011 and 2010 bear interest at various rates ranging from 3.25% to 8.50% and mature at various times through March 2023.

Note 1 - Description of Plan (continued)

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•
If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions - Certain Plan investments are managed by Mercer. These transactions and transactions within the Company Common Stock Fund are considered party in interest transactions.

Note 2 - Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Note 2 - Summary of the Significant Accounting Policies (continued)

Investment valuation - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in investment contracts through a collective trust. As required by the Financial Accounting Standards Board Staff Position (FSP), the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. Guaranteed Investment Contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses on an annualized basis. The average yield and crediting interest rate for the Putnam Stable Value Fund was approximately 3.11% and 3.23%, respectively, at December 31, 2011, and 4.02% and 4.15%, respectively, at December 31, 2010.

Investments in shares of the stock funds and mutual funds are stated at fair value, based on quoted market prices. Investments in common and collective trusts are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Note 2 - Summary of the Significant Accounting Policies (continued)

Recent accounting pronouncements - In May 2011, the Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Note 3 - Investments

During the years ended December 31, the Plan's investments appreciated (depreciated) (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

	2011	2010
Common and collective trusts	$142,774	$132,112
Clearwater Paper Stock Fund	—	(86,280)
Potlatch Stock Fund	(28,761)	264,868
Registered investment company funds	(1,250,701)	2,244,689
	$(1,136,688)	$2,555,389

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Note 3 - Investments (continued)

Fair value measurements (continued) - The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Registered investment company funds and company stock are valued at the net asset value (NAV) of shares held by the Plan at year end.

•
Investments in common and collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are recorded at fair value and adjusted to contract value. See Note 2, Investment Valuation, under Summary of Significant Accounting Policies for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3 - Investments (continued)

Fair value measurements (continued) - The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$10,390,241	$—	$—	$10,390,241
Balanced funds	2,545,534	—	—	2,545,534
Growth funds	4,396,097	—	—	4,396,097
Fixed income funds	1,198,676	—	—	1,198,676
International funds	5,542,534	—	—	5,542,534
Other funds	559,150	—	—	559,150
Total registered investment company funds	24,632,232	—	—	24,632,232
Common stocks:
REIT-Industrial	6,471,203	—	—	6,471,203
Total common stocks	6,471,203	—	—	6,471,203
Common and collective trusts:
Putnam Stable Value Fund	—	8,051,105	—	8,051,105
Total common and collective trusts	—	8,051,105	—	8,051,105
Total assets at fair value	$31,103,435	$8,051,105	$—	$39,154,540

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$287,700	$—	$—	$287,700
Balanced funds	5,039,521	—	—	5,039,521
Growth funds	8,892,623	—	—	8,892,623
Fixed income funds	1,346,872	—	—	1,346,872
International funds	933,029	—	—	933,029
Other funds	1,198,996	—	—	1,198,996
Total registered investment company funds	17,698,741	—	—	17,698,741
Common stocks:
REIT-Industrial	10,384,831	—	—	10,384,831
Total common stocks	10,384,831	—	—	10,384,831
Common and collective trusts:
Putnam Stable Value Fund	—	12,020,251	—	12,020,251
Putnam S&P 500 Index Fund	—	932,970	—	932,970
Total common and collective trusts	—	12,953,221	—	12,953,221
Total assets at fair value	$28,083,572	$12,953,221	$—	$41,036,793

Note 4 - Investment Risk

The Plan invests in shares of mutual funds, common and collective trusts, and the Company Common Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 5 - Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6 - Tax Status

The Company has applied for and is in the process of obtaining a letter of determination from the Internal Revenue Service regarding the tax-qualified status of the Plan and the related tax-exempt status of the accompanying trust. The Company believes the Plan is designed and operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010

Net assets available for benefits per the financial statements	$40,415,486	$42,264,570
Loans in deemed distributed status	(185,596)	(228,970)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	265,661	650,750

Net assets available for benefits per Form 5500	$40,495,551	$42,686,350

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2011	2010

Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$(1,865,041)	$468,544
Change in deemed distributed loans	43,374	61,029
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(650,750)	(520,636)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	265,661	650,750

Total net income (loss) per Form 5500	$(2,206,756)	$659,687

Potlatch Hourly 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045
Plan Number:         106

	(b)	(c)	December 31, 2011
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment
	company funds:
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	$5,011,370
	Vanguard Funds	Vanguard Institutional Index Fund	**	4,806,517
	Vanguard Funds	Vanguard Total Bond Market Index Fund Institutional Shares	**	3,287,854
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	2,295,870
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	1,743,037
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	1,237,873
	PIMCO Funds	PIMCO Total Return Fund	**	1,198,676
	Artisan Funds	Artisan Mid-Cap Fund Institutional	**	860,203
	Artisan Funds	Artisan Mid-Cap Value Fund	**	544,144
	Dodge & Cox Funds	Dodge & Cox International Fund	**	383,764
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	**	300,729
	TCW Small Cap	TCW Small Cap Growth Class 1	**	254,255
	Artisan Funds	Artisan International Fund Institutional	**	147,400
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	15,005
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	**	2,623
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	226,701
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	528,031
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	745,661
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	290,950
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	293,749
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	101,742
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	56,522
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	109,853
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	132,251
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	57,452
	Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund	**	8,051,105
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	6,471,203
*	Plan participant loans	Participant loans with interest from 3.25% to 8.50% and mature through March 2023		1,512,617
				$40,667,157

*Represents a party in interest at December 31, 2011.
**The cost of participant-directed investments is not required to be disclosed.

Potlatch Hourly 401(k) Plan
Signatures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Hourly 401(k) Plan

By /S/ Terry L. Carter
Terry L. Carter, Controller/Treasurer
On behalf of the administrator
Date: June 19, 2012